SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1 )(1)

                          Command Security Corporation
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                                (Name of Issuer)

                         Common Stock, par value $0.0001
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                         (Title of Class of Securities)

                                    20050L100
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                                 (CUSIP Number)

                                                          With copies to:
        Geoff Haslehurst                                  Howard S. Jacobs
   Reliance Security Group plc                             Wayne A. Wald
         Boundary House                                 Rosenman & Colin LLP
       Cricket Field Road                                575 Madison Avenue
   Uxbridge, Middlesex UB81QG                         New York, New York 10022
       011-44-189-520-5036                                 (212) 940-8800

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 13, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 4 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP NO. 200050L100              SCHEDULE 13D                 Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Reliance Security Group plc
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
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                  7     SOLE VOTING POWER

                        5,120,111*
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING             5,120,111 *
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,120,111 *
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.6 *
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* This number and the percentage ownership include 2,598,092 shares of Common Stock issuable upon exercise of Warrants and 1,232,535 Shares of Common Stock issuable upon conversion of 12,325.35 shares of the Company's Series A Preferred Stock


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

Item 1: Security and Issuer.

      This Statement relates to the Common Stock, par value $0.0001 (the "Common Stock"), of Command Security Corporation, a New York corporation (the "Company"), Route 55, Lexington Park, Lagrangeville, New York.

Item 3: Source and Amount of Funds or Other Consideration.

      Not Applicable. This Amendment reflects that the Warrant to purchase 2,298,092 shares of Common Stock, included as Exhibit E to the Schedule 13d filed by Reliance on November 21, 2000, has become exercisable within 60 days.

Item 5: Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced in its entirety with the following:

      (a) Reliance has sole voting and dispositive power over 5,120,111 shares of Common Stock, representing approximately 50.6% of the total shares of Common Stock issued and outstanding. This number and the percentage ownership include:

            1) 150,000 shares of Common Stock issuable upon exercise of a currently exercisable warrant. This warrant has an exercise price of $1.875 per share and expires on September 31, 2001;

            2) 150,000 shares of Common Stock issuable upon exercise of a currently exercisable warrant. This warrant has an exercise price of $1.03125 per share and expires on November 11, 2004;

            3) 1,232,535 Shares of Common Stock issuable upon conversion of 12,325.35 currently convertible shares of the Company's Series A Preferred Stock;

            4) 2,298,092 shares of Common Stock issuable upon exercise of a warrant exercisable on or after November 13, 2001. This warrant has an exercise price of $1.25 per share and expires on November 12, 2005; and

            5) 1,289,484 shares of Common Stock.

      (b) See Item 5 (a)

      (c) Not applicable.


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

      (d) No person other than the persons filing this Report and the Shareholders is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned by them.

      (e) Not applicable.

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 28, 2000                             RELIANCE SECURITY GROUP PLC


                                              By:/s/ Geoff P. Haslehurst
                                                 -------------------------------
                                                 Name: Geoff P. Haslehurst
                                                 Title: Group Finance Director


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